

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Mr. James J. Cerna, Jr.
President and Chief Executive Officer
Armada Oil, Inc.
10777 Westheimer Road, Suite 1100
Houston, Texas 77042

> **Re: Armada Oil, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 29, 2012**
> **File No. 333-185185**

Dear Mr. Cerna:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please ensure consistency of disclosure throughout your registration statement and the related proxy statement filed by Mesa Energy Holdings, Inc. In addition, where comments on the Mesa Energy proxy statement are applicable to disclosure in your registration statement, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

The Acquisition, page 70

Background to the Acquisition, page 70

2.   We note your disclosure regarding the presentation provided to the Mesa board of
directors by C.K. Cooper on September 24, 2012. Information about any reports,
opinions or appraisals that are materially related to the transaction and referred to in your
filing is required to be disclosed in the filing, and filed as an exhibit to the registration
statement. See Items 4(b) and 21(c) of Form S-4. Please consider the need to provide
additional disclosure about the C.K. Cooper presentation and provide us a copy of such
presentation for our review.

Material United States Federal Income Tax Consequences of the Acquisition, page 83

3.   We note your discussion of the material tax consequences of the acquisition to
stockholders, including your disclosure that Armada and Mesa believe that the
consummation of the transactions contemplated by the Acquisition Agreement will
constitute a "reorganization" within the meaning of Section 368(a) of the Internal
Revenue Code. We also note your disclosure regarding the resulting tax effects. It
appears that such tax consequences are material to investors. Please obtain and file an
opinion of counsel as to the tax consequences. See Item 601(b)(8) of Regulation S-K.
Please also refer to Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered
Offerings, at Sections III and IV, available at:
http://www.sec.gov/interps/legal/cfslb19.htm.

Exhibits

4.   We note your references in your filing to the reports of Collarini Associates and
Chadwick Energy Consultants, Inc. We also note your references to Moyes & Co.
Please file a written consent from each of these companies. See Securities Act Rule 436.

5.   We note your disclosure at pages 13-14 regarding the members of the Mesa board of
directors who will be appointed to your board of directors in connection with the merger.
Please file a written consent from each such member. Refer to Securities Act Rule 438.

Exhibit 5.1

6.   Please obtain and file a revised opinion from counsel that also indicates whether the
shares will be legally issued. See Item 601(b)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Elishama Rudolph, Esq.